UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K ___Form 20-F ___Form 11-K
                 _X_Form 10-Q __Form N-SAR

SEC FILE NUMBER - 0-18925
CUSIP NUMBER - 457954-50-1

For Period Ended:   June 2, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period
Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_____________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 - REGISTRANT INFORMATION

Full Name or Registrant -     Innovo Group Inc.

Former Name if Applicable -

Address of Principal Executive Office (Street and Number) -

2633 Kingston Pike, Suite 100

City, State and Zip Code - Knoxville, Tennessee   37919

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part
III of this Form could not be eliminated without unreasonable effort or expense;
_X_  (b)   The  subject  annual  report,  semi-annual report,
           transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion therefore, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).


PART IV - OTHER INFORMATION

(1) Name and telephone Number of person to contact in regard to this notification - Jay Furrow, 865-546-1110

(2)  Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of  1934 or
Section 30 of the Investment Company Act of 1940 during the
preceding 12 months (or for such shorter) period that the
registrant was required to file such report(s) been filed?
If answer is no, identify report(s).
_X_Yes   ___No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
fiscal year will be reflected by the earnings statements to
be included in the subject report or portion thereof?
_X_Yes   ___No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates experiencing a significant increase in revenues for the three months ended June 2, 2001 compared to the same period in 2000 as a result in an increase in demand for the Company's promotional coolers, sales generated by the Company's newly formed apparel division which features the Joe's Jeans brand of women's denim jeans and knit shirts, and other basic apparel products.


The management of Innovo Group, Inc and its independent auditors have not yet been able to finalize the review of its financial statements for the three months ended June 2, 2001 without unreasonable effort and expense.

 ____________________________________________________________

Name of Registrant as Specified in Charter-Innovo Group Inc.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 17, 2001                    By:  /s/Jay Furrow
                                            -----------------
                                            Jay Furrow
                                            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

                         General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities
Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registration is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.